EXHIBIT 99.1

Neptune is Actively Working on Action Plan; Sets Up Special Victims' Fund

LAVAL, Quebec, Nov. 16, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) wishes to provide an update to the market, one week after the incident that occurred at its production plant located in Sherbrooke, Québec.

Neptune is actively working on its action plan going forward to ultimately allow it to resume production and meet client demands. The development of such plan is by nature multi-faceted. Neptune is seeking to announce its plan within the best possible delays, while also aiming to put forward a plan that is as comprehensive as possible in the circumstances with respect to its future operations. Neptune's plan will also need to be reviewed prior to its announcement by the NASDAQ Stock Market ("NASDAQ") and the Toronto Stock Exchange (the "TSX").

As announced earlier this week at a press conference with the Québec media, Neptune is also setting up a special victims' fund. Such fund will provide assistance for the employees and families most affected by the incident.

As previously indicated, trading of Neptune's common shares on NASDAQ and the TSX has currently been halted indefinitely, pending further information. A trading halt is imposed at the discretion of the stock exchanges (or their regulatory arms), and lifting of a trading halt is equally subject to their discretion. Neptune currently anticipates that the trading halt on its common shares will not be lifted until such time when additional information is disclosed on Neptune's future plans and NASDAQ and the TSX are satisfied that investors have sufficient information to make an informed investment decision.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development, manufacture and commercialization of marine-derived omega-3 polyunsaturated fatty acids, or PUFAs. Neptune produces omega-3 PUFAs through its patented process of extracting oils from Antarctic krill, which omega-3 PUFAs are then principally sold as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's lead products, Neptune Krill Oil (NKO®) and ECOKRILL Oil (EKO™), generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma Inc. ("Acasti") (TSXV: APO) and NeuroBioPharm Inc. ("NeuroBio"), in which Neptune respectively holds 57% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Neptune's current beliefs as well as assumptions made by and information currently available to Neptune and relate to, among other things, Neptune's intention to resume production in the future, extent of insurance coverage relating to the tragedy, strategy, strategic goals, research and development activities, research and clinical testing outcome, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Neptune in its amended and restated annual information form dated September 11, 2012 and in its public securities filings available at www.sedar.com and www.sec.gov/edgar.shtml, actual events may differ materially from current expectations. Except as required by law, Neptune disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com
         www.howardgroupinc.com